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John J. Satory

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1027 tel 020 7710 4927 fax john.satory@davispolk.com

22 October 2009

Mr. Amit Pande
Mr. Edwin Adames
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
United States of America

Dear Mr. Pande and Mr. Adames:

I am writing further to our conversation yesterday regarding the comment letter from the Division of Corporation Finance dated September 28, 2009 to Lloyds Banking Group plc (the “Company”).

As I indicated, the Company is continuing to work to respond to your comments, but would appreciate at this time a further extension to prepare its response.  Accordingly, the Company anticipates that it will now be in a position to submit its response by November 20, 2009.  Please note that the Company is seeking to be as responsive as possible to the comments received while also providing a timely response.  I understand from our conversation that the staff would be agreeable to this request and would be grateful if you could advise me should this not be the case.  I can be reached at +44 20 7418 1027.

Also, thank you again for clarifying the references to the form 6-K in the comment letter.

We are grateful for your assistance in this matter.  Please do not hesitate to contact me should you have any questions.

Yours sincerely,

/s/ John J. Satory
John J. Satory

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.